Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ______ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES
May 9, 2014	NEW YORK WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Ms. Susan Block
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp. Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) Submitted April 7, 2014 CIK No. 0001604416

Dear Ms. Block:

Set forth below are the responses of WL Ross Holding Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 2, 2014, concerning the Draft Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today our Registration Statement on Form S-1 (the “Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated May 2, 2014, as well as other updates. We supplementally advise the Staff of the Commission that we have amended the Registration Statement to reflect an offering size of $400,000,000, which, as a result, changes many of the numbers found throughout the prospectus. Some of our responses to the Staff’s comments below reflect these updated numbers. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, unless otherwise noted.

Ms. Susan Block

May 9, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we have submitted in hard copy form under separate cover the “testing-the-water” presentation that we used in reliance on Section 5(d) of the Securities Act, to potential investors. We have not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf.

We respectfully advise the Staff that the underwriters of our initial public offering have confirmed that no research reports about us have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our initial public offering.

2.	Please identify the lead underwriter(s) on the prospectus cover page and include the appropriate disclosure in the Underwriting section in your next draft registration statement. Please be advised that depending on the facts and circumstances discussed in your response, we may defer our review of any amendment that does not name the lead underwriter(s).

We have revised the disclosure as requested to identify Deustche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the lead underwriters on the cover page and included the appropriate disclosure in the Underwriting section starting on page 139.

3.	We note that each warrant contained in the units being offered pursuant to this registration statement entitles the holder to purchase one half of one share of your common stock. We further note that no fractional shares will be issued upon exercise of the warrants. Please clarify whether this means that investors must purchase the shares in even-numbered allotments to avoid effectively losing the ability to purchase one half a share.

We have added additional explanation on the prospectus cover page and on pages 9, 52 and F-11 to disclose that warrants may be exercised only for a whole number of shares of common stock and that warrant holders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interest that will not be issued.

Ms. Susan Block

May 9, 2014

Summary, page 1

4.	Please delete the second sentence. The summary should be a complete summary.

We have complied and deleted the second sentence on page 1.

General, page 1

5.	Please add balancing language here and throughout the prospectus that your management team’s past experience and successes and broad network of relationships do not guarantee a successful initial business combination.

We have complied and added balancing language on pages 3 and 73.

6.	Please clarify what you mean by “attractive risk-adjusted returns” in the last paragraph on page 2 and “attractive risk-adjusted investment returns” in the first paragraph on page 3.

We have revised the disclosure to delete such references on pages 2, 3, 4, 73, and 74.

Investment Criteria, page 3

7.	Please revise to remove marketing language such as the “extensive” experience of your management team.

We have complied and removed marketing language such as “extensive” experience as well as other marketing language on pages 2, 3, 4, 5, 72, 73, 74, and 75.

The Offering, page 8

Founder Shares, page 11

8.	We note your disclosure that the number of founder shares issued to the initial stockholder was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage. We also note that you assume that the initial stockholder does not purchase any units in the offering. Please disclose whether the initial stockholder intends to purchase any units in the offering, the number of units and the initial stockholder’s ownership percentage upon completion of the offering should the initial stockholder elect to purchase units in the offering. Please provide this information here and throughout the prospectus. We also note that in certain parts of the prospectus you state that the initial stockholder will own up to 20% of your common stock upon the closing the offering and in others you state that the initial stockholder will own 20%. There are also references to the initial stockholder as stockholders. Please revise such references to make them consistent throughout the prospectus.

Ms. Susan Block

May 9, 2014

The initial stockholder does not intend to purchase any units in the offering. We have added or revised language in our disclosure to reflect this on pages 12, 20, 49, 50, 69, 113, 118, and 126.

The initial stockholder will own 20% of the outstanding shares, not up to 20%, upon the completion of the offering. We have corrected these references on pages 20, 28, and 50.

We have also revised all references to stockholders where they are intended to reference the initial stockholder on pages 12, 61, 69, 112, 115, 117, 125, and F-12.

Risk Factors, page 28

If third parties bring claims against us, page 35

9.	Please delete the last sentence in this risk factor as it appears to mitigate the risk.

We have complied and deleted the last sentence in this risk factor on page 35.

Cautionary Note Regarding Forward-Looking Statements, page 56

Ms. Susan Block

May 9, 2014

10.	Many of the statements in your submission relate to present facts or conditions rather than to historical facts or future events. In light of this, the first sentence of this section beginning, “[t]he statements contained in this prospectus that are not purely historical” appears to be overly broad. Please narrow your statement accordingly or remove it.

We have complied and revised this statement on page 56.

Use of Proceeds, page 57

11.	We note your disclosure on page 59 that your sponsor, an affiliate of your sponsor or certain of your officers and directors may loan funds to you in order to finance transaction costs in connection with an intended initial business combination. We also note your disclosure that up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender yet the terms of such loans by your officers and directors have not been determined and no written agreements exist with respect to such loans. Please clarify whether the option to convert the loans into warrants exists solely for potential loans from your sponsor or an affiliate of your sponsor and whether any other terms for such loans have been determined or any written agreements exist with respect to those loans.

We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. No other terms for such loans have been determined nor do any written agreements exist with respect to such loans. We have added disclosure to this effect on pages 59, 67, 70, and 117.

Dilution, page 62

12.	We note from your disclosure in footnote (1) that the shares purchased by the initial shareholder assume an aggregate of 1,875,000 shares held by the sponsor have been forfeited. Please revise to clearly explain the circumstances in which these shares will be forfeited (i.e. in the event that the over-allotment option is not exercised by the underwriters.)

We have complied and revised footnote (1) on page 63 to reflect that these shares will be forfeited in the event the over-allotment option is not exercised by the underwriters.

Ms. Susan Block

May 9, 2014

Capitalization, page 64

13.	Please revise to include an introductory paragraph which discloses details of the transactions included in the “as adjusted” column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

We have complied and revised the introductory paragraph on page 64 to disclose details of the transactions included in the “as adjusted” column.

Footnote (1), page 64

14.	We note your disclosure that you have granted your sponsor the option to purchase, simultaneously with the consummation of an initial business combination, up to an additional 10,000,000 shares of common stock at a price of $10 per share. Please revise to clearly disclose whether or not this additional purchase has been included in the “as adjusted” column amounts.

We have complied and revised footnote (1) on page 64 to disclose that the “as adjusted” column does not give effect to the exercise of the sponsor’s option to purchase, simultaneously with the consummation of an initial business combination, up to an additional 10,000,000 shares of common stock at a price of $10 per share.

Footnote (2), page 64

15.	We note that you have presented common stock subject to redemption as $478,614,990 in the “as adjusted” column. Please explain to us in detail, and revise to disclose, how you calculated or determined that amount.

We advise the Staff that the “as adjusted” amount of common stock, subject to redemption equals the “as adjusted” total assets of $401,115,000, less the “as adjusted” total liabilities of $14,000,000, less the value of common shares that may be redeemed in connection with our initial business combination. The value of common shares that may be redeemed is equal to $10.00 per share (which is the assumed redemption price) multiplied by 38,211,499 shares of common stock, which is the maximum number of shares of common stock that may be redeemed for a $10.00 purchase price per share and still maintain $5,000,010 of net tangible assets. We have revised footnote (2) on page 64 to explain the foregoing.

16.	Please explain to us and revise to clearly disclose how the “as adjusted” paid-in capital amount was calculated or determined.

We supplementally advise the Staff that the “as adjusted” additional paid-in capital calculation is equal to the “as adjusted” total stockholder’s equity of $5,000,010, minus common stock (par value) of $1,179, minus the deficit accumulated during the development stage of ($10,000). We have added a footnote (4) on page 64 to explain the foregoing.

Ms. Susan Block

May 9, 2014

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 66

17.	We note your disclosure that you estimate your annual franchise tax obligations, based on the number of shares of your common stock authorized and outstanding after the completion of this offering, to be $180,000. Please explain to us, and revise to disclose, your basis for this amount.

Under both the authorized shares method and the assumed par value capital method for calculating annual franchise tax in the State of Delaware, our annual franchise tax obligation is expected to be capped at the maximum annual franchise tax amount of $180,000. We have revised our disclosure on pages 66 and 70 to explain both methodologies and reflect that the estimate of $180,000 reflects that we expect to reach the maximum annual franchise taxable payable by us as a Delaware corporation.

Proposed Business, page 72

Introduction, page 72

18.	We note your disclosure that you “intend to focus on industries or sectors that complement [y]our management team’s background and to capitalize on the ability of [y]our management team to identify, acquire and operate a business that is experiencing underperformance or distress, operating in an industry undergoing a period of dislocation and/or is involved in a structurally complex or special situation.” Please expand your disclosure to explain what you believe would complement your management team’s background. Please also revise to explain each of the other terms used, such as what you mean by a company “experiencing underperformance or distress” or “period of dislocation.”

We have complied and revised such disclosure on pages 1 and 72.

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 95

19.	Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 10% of the shares sold in the offering.

We have complied and added disclosure starting on page 99 related to the limitations on redemption rights of stockholders holding more than 15% of the shares of common stock sold in the offering.

Ms. Susan Block

May 9, 2014

20.	Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

We have complied and included disclosure on page 100 related to the possibility that we may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

Management, page 103

21.	For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

We have complied and included a brief description in the last sentence of each director’s biography starting on page 104 noting the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for our company, in light of our company’s business and structure.

22.	Please disclose the roles and responsibilities Mr. Toy had in spearheading the large scale turnaround of numerous platform companies and provide further details regarding his involvement in the establishment of the International Automotive Component Group companies into a leading global supplier of automotive interior and exterior component parts.

We have complied and revised such disclosure on page 104 to provide further details regarding Mr. Toy’s involvement with International Automotive Component Group.

Principal Stockholders, page 112

23.	Please remove the reference to pecuniary interest in footnote 2 in this table. Under Rule 13d-3 of the Securities Exchange Act of 1934, pecuniary interest is not considered when determining beneficial ownership.

We have complied and removed the reference to pecuniary interest in footnote (2) on page 113.

Description of Securities, page 117

24.	Please revise to disclose any provision which discriminates against any existing or prospective holder of your common stock as a result of such holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

Ms. Susan Block

May 9, 2014

We have revised the disclosure on page 120 to clarify that a provision in our amended and restated certificate of incorporation discriminates against existing or prospective holders of more than 15% of our common stock. We supplementally inform the Staff that other than this provision we have no other provisions which discriminate against any existing or prospective holders of our common stock as a result of such holder owning a substantial amount of our securities.

Other

25.	Please include a currently dated consent of the independent registered certified public accounting firm at the time you publicly file the Form S-1 registration statement.

We have complied and included a currently dated consent of the independent registered certified public accounting firm in the Registration Statement publicly filed.

***

Please contact the undersigned at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission
Claire Erlanger
Jean Yu
Ada D. Sarmento
Justin Dobbie

cc:	WL Ross Holding Corp.
Wilbur L. Ross
Benjamin Gruder

cc:	Weil, Gotshal & Manges LLP
Jennifer Bensch, Esq.